ALLAN J. BLY



Seasoned Chief Executive Officer, Entrepreneur, Visionary, Sales and Marketing Professional, Superior Operations Officer, Creative Genius, able to succeed where others fail.

EXPERIENCE

JANUARY 2016 – PRESENT

CEO, SAB CAPITAL PARTNERS

CEO of SAB Capital Partners based out of Wayzata, MN with the mission to help small to midsized companies in water, manufacturing and technology grow through capital, strategy and expertise.

JUNE 1997 – JANUARY 2016

CEO, U.S. WATER SERVICES

In June 1997 founded and incorporated U.S. Water Services out of St. Michael, MN as an integrated water solutions company consisting of water treatment chemicals, equipment and engineering. Over the next 20 years grew U.S. Water into a $150 million international company with over 550 employees and 4 divisions; Water Treatment, Energy Services, Process Technologies and Engineering and Equipment. Over the course of the 20 years U.S. Water had a compounded annual growth rate organic growth rate of over 36.2% and also executed 12 successful acquisitions. Also, during that time, recapitalized US Water twice, bringing in a private equity partner, Excellere Partners in 2011 and Allete, a publically traded company in 2015. Provided Excellere Partners a 3.2 times initial investment return in 4 years.

JULY 1985 – JUNE 1997

SALES PROFESSIONAL, NALCO CHEMICAL COMPANY

Employed 12 years at Nalco Chemical in a variety of positions including Sales Rep(3yrs), Area Manager(2 yrs), District Manager(5yrs), and Manager of Sales and Marketing recruiting(2). One of the most prolific Sales People is the history of Nalco Chemical. Sales Representative of the year in 1990, District Manager of the Year in 1993 and 1994. Selling Magazine 1996 Selling All Star. Consistent sales growth every year with no down sales years with CAGR as a sales rep in excess of 35%/yr, as a sales rep and as a sales manager of over 25%/yr in a mature chemical sales environment. Developed many sales professionals and built the sales and district model that was used to define success at Nalco.

EDUCATION

JUNE 1985

BS, CHEMICAL ENGINEERING, UNIVERSITY OF WISCONSIN- MADISON

Graduated from the number one rated Chemical Engineering school in the world at the time while working 30 hours plus per week in commissioned retail and paying 100% of schooling and living expenses.

SKILLS

- **Visionary-** Founded U.S. Water Services in 1997 with the idea of an integrated water treatment company capable of equipment, chemistry, engineering and in field sales and service support. Before that date all water treatment companies where broken down by individual component and sometimes with competing technologies. U.S. Water broke that barrier and reinvented water treatment. Within a decade, most the major companies in the industry including GE, Nalco/Ecolab, and Veolia had embraced this philosophy. However, most of these large multi-billion dollar companies had a difficult time in executing this strategy where US Water flourished.

- **Strategy-** Targeted specific growth platforms and execution strategies that would provide superior growth as compared to the industry. These growth platforms created substantial growth in every targeted area and allowed US Water to go from a small regional company to a national and international powerhouse. One targeted platform, Biofuels, allowed US Water to capture the design, equipment supply and service of water systems for 140 newly constructed Biofuel plants. This was over 80% market share in this new and fast-moving business. Created in 2007 the first ever Process Technologies group for Biofuels customers which focused on the process side requirements needs of these customers. The U.S. Water Process Technologies division grew to over $30 million in 6 years. During the 2008-2009 credit crunch and "Great Recession", many biofuel plants shutdown, so I quickly shifted US Water platform focus and signed a partnership with GE to represent them in the middle market across the US. This accelerated growth of US Water nationally by hiring sales representation across the US to take over $7.0 million of GE sales and service responsibility. In 2012, created US Water Energy Services group to address the water and down hole needs of oil and gas companies. Grew that Energy Services division to $15 million in 4 years. Organized the company and their value propositions into 4 operating divisions within the company; Equipment and Engineering, Water Treatment Chemicals, Process Technologies and Energy Services.

- **Innovation-** Oversaw and drove new technology within US Water. I was awarded patent in 1998 for the Boiler layup and corrosion inhibitor that I created the prototype in my kitchen. Oversaw the development of the US Water Innovation Center that created considerable new technology. Several of the technologies were patented and I gained considerable knowledge in IP protection and patents. In 2017, US Water was awarded $7.5 million jury award after a 6 year legal battle. Oversaw the set up and implementation of a "Stage and Gate Process" to manage the development resources and innovation progress. Created a Zero Water Discharge platform that greatly reduced the water use in Bioethanol plants from up to 12 gallon per bushel to less than 3 gallon per bushel.

- **Leadership-** Started U.S. Water with $0 in sales and no customers. Created the company, product line, customer offerings, hired and trained employees. Glass Door CEO rating of over 96% approval upon my departure in 2017. 2014 Blake Management Survey indicated a tremendously successful culture and management structure. Most executive positions were held by long term employees who where developed to hold these positions. Created an atmosphere of "We Can" and allowed the employees creativity to achieve goals and generate an extremely positive customer experience. US Water was considered "The Best Place to Work in Water" universally in the industry. Created a sales incentive program that rewarded outstanding salesmanship.

- **Merger and Acquisition Expert**- Made the first acquisition by the $1.5 million in revenue U.S. Water by purchasing the company that was producing our product, Utility Chemical, in May 2000 and merging with US Water. The merger created a sustainable platform that allowed the merged company of $3.0 million to grow to $150 million over the next 16 years. U.S. Water executed another 11 successful acquisitions out of the approximately one hundred water treatment companies that were vetted. These acquisitions provided the Centers of Excellence which allowed U.S. Water to grow into a national powerhouse with sales, service, production and delivery all executed from these operations.

- **Financially Astute-** I was the US Water Chief Financial Officer as well as CEO from 1997-2011 creating an overall gross margin of 65% and EBITDA of 15%. Worked with financial institutions in credit and capital needs as the fast growing company had large working capital growth needs. Managed the company through the 2008-2009 credit crunch which saw over a million dollars in loss due to customer bankruptcies and a significant part of customer base shut down. Implemented the 2010 recapitalization of the company with private equity through a CBIZ offering that attracted over 40 indications of interest, 4 semi finalists and then selection of Excellere Partners out of Denver, CO. Lead the recapitalization sales process at the Excellere Partners exit, including leading the negotiations of sales price, which delivered a 3.2 times initial investments to shareholders. Transaction was $194M at 14.4 times GAAP EBITDA.
- **Broad Industry Experience-** U.S. Water had 4000 customer accounts in just about every industry across the US, Canada, central and south America. Accounts included water applications in Food and Beverage, Refining, Utilities, Biofuels, Hospitals, Commercial Buildings, Universities, Oil and Gas, Paper, Mining, and General Manufacturing. Account size varied from a few thousand dollars to up to a million dollars.
- **Manufacturing and Operation Expert-**Developed a nationwide distribution channel consisting of 7 manufacturing facilities and 12 warehouse distribution centers. Implemented Operational Excellence program to dive down manufacturing costs. Created world class purchasing, manufacturing and distribution systems. Built and maintained a fleet of tractor trailers, including tankers and Energy Service field delivery trucks.
- **Board Experienced-** Experienced board member of privately held, private equity and publically traded boards for US Water. Also experience as board member of several non profits including Association of Water Technologies.

U.S. WATER SALES HISTORY



US Water Revenue, 1997-2017
160000000
140000000
120000000
100000000
80000000
60000000
40000000
20000000
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017